UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number: 001-33037

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VBA Defined Contribution Plan for Sonabank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

6830 Old Dominion Drive

McLean, Virginia 22101

Table of Contents

VBA Defined Contribution Plan for Sonabank

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

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Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of VBA Defined Contribution Plan for Sonabank

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the VBA Defined Contribution Plan for Sonabank (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and schedules to the financial statements (collectively, the “financial statements”). In our opinion the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Supplementary Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

We have served as the Plan’s auditor since 2013.

Asheville, North Carolina

June 29, 2018

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VBA Defined Contribution Plan for Sonabank

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Investments at fair value	$5,716,170	$4,615,172

Receivables
Participant contributions receivable	-	17,378
Employer contributions receivable	-	136,045
Notes receivable from participants	38,810	53,554

Net assets available for benefits	$5,754,980	$4,822,149

The accompanying notes are an integral part of these financial statements.

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VBA Defined Contribution Plan for Sonabank

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$411,836
Interest and dividends	204,365
Total investment income	616,201

Interest income on notes receivable from participants	1,762

Contributions
Participant	416,052
Employer	135,799
Total contributions	551,851

Total additions	1,169,814

Deductions from net assets attributed to:
Benefits paid to participants	223,101
Administrative expenses	13,882
Total deductions	236,983

Net increase	932,831
Net assets available for benefits:
Beginning of year	4,822,149
End of year	$5,754,980

The accompanying notes are an integral part of these financial statements.

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VBA Defined Contribution Plan for Sonabank

Notes to Financial Statements

December 31, 2017 and 2016

1.	Description of Plan

The following description of the VBA Defined Contribution Plan for Sonabank (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Sonabank (the “Bank”) the wholly-owned subsidiary of Southern National Bancorp of Virginia, Inc. (the “Company”). The management of the Company controls and manages the operation and administration of the Plan. Reliance Trust Company serves as the custodian of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 100 percent of pretax annual compensation, as defined in the plan document, subject to Internal Revenue Code (IRC) limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. The employer may make an Employer Base Contribution for each Plan year in such amount, if any, which the employer shall determine. The employer shall make an Employer Matching Contribution for each Plan year in the amount of a discretionary percentage to be determined by the employer on a year to year basis. Contributions are subject to certain limitations.

Investment Options

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers employer stock, common collective trust funds, money market funds and mutual funds as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and plan earnings (losses), and charged with benefit payments. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is based on years of service, as defined in the Plan. Participants are 100 percent vested after two years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. At December 31, 2017, outstanding loans bore interest rates ranging from 3.50% to 4.50%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum payment. In-service hardship withdrawals are permitted from a rollover account. In-service severe hardship withdrawals are permitted from the pre-tax account.

Forfeitures

At December 31, 2017 and 2016, forfeited nonvested accounts were $0 and $11,726, respectively. During 2017 the $14,757 of forfeited nonvested accounts were used to reduce employer contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

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Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

3.	Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.
•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

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When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds, money market funds and the Company’s common stock. The fair value of the Plan’s investment in the Company’s common stock is determined by the closing price reported on NASDAQ.

The common collective trust funds are valued at the closing net asset value (NAV) of the units held by the Plan at year end based on information provided and certified by the custodians as the practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. The common collective trust funds are not required to be classified within a level of the fair value hierarchy.

The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2017 and 2016:

	Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$3,486,409	$-	$-	$3,486,409
Southern National Bancorp of Virginia, Inc. common stock	1,107,336	-	-	1,107,336
Money market fund	53,286	-	-	53,286

Total	$4,647,031	$-	$-	4,647,031

Investments measured at net asset value:
Common collective trusts:
Stable value fund*				712,898
Index funds**				356,241
Total common collective trusts				1,069,139
Total investments				$5,716,170

	Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual funds	$2,709,443	$-	$-	$2,709,443
Southern National Bancorp of Virginia, Inc. common stock	1,025,400	-	-	1,025,400
Money market fund	58,515	-	-	58,515

Total	$3,793,358	$-	$-	3,793,358

Investments measured at net asset value:
Common collective trusts:
Stable value fund*				538,611
Index funds**				283,203
Total common collective trusts				821,814
Total investments				$4,615,172

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*Represents investment in a common collective trust fund consisting of equity securities in domestic and foreign corporations and various fixed-income securities. There are no unfunded commitments. Certain withdrawals for other than normal benefit payments and participant directed transfers may require up to 12 months’ notice.

**Represents investments in index funds that track the performance of bonds, U.S. stocks in the S&P 500 Index and international stocks. There are no unfunded commitments, and there are no restrictions on withdrawals.

The plan recognizes transfers between the levels as of the actual date of the event or change in circumstances that caused the transfer. There were no gross transfers between the levels for the year ending December 31, 2017.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Reliance Trust Company. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid to the custodian by the plan for administrative services were $13,882 for the year ended December 31, 2017.

At December 31, 2017 and 2016, the Plan held 69,079 and 62,754 shares, respectively, of the Company’s common stock. During 2017, the Plan did not record any dividend income related to the Company’s common stock.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

6.	Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (the “IRS”) stating that the Plan was in compliance with the applicable requirement of the IRC. The Plan is relying on the IRS approval of the prototype plan that it is utilizing. The IRS has determined and informed the document sponsor by a later dated March 31, 2014 that the prototype plan document was designed in accordance with applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

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GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Subsequent Event

On June 23, 2017, the Company acquired Eastern Virginia Bankshares, Inc. (“EVBS”) and its wholly-owned banking subsidiary EVB. On January 11, 2018, the legacy Sonabank Plan merged its plan assets of $5,828,262 into EVB’s 401(k) Plan as a result of this acquisition, with the legacy Sonabank Plan not surviving. The EVB 401(k) Plan was renamed VBA Defined Contribution Plan for Sonabank.

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VBA Defined Contribution Plan for Sonabank

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 20-2453966 Plan 001

December 31, 2017

	(c) Description of investment
	including maturity date,
(a) lessor or similar party	rate of interest, collateral,		(e) Current
(b) Identity of issue, borrower,	par or maturity value	(d) Cost **	value

Common collective trust:
* Reliance Trust	Stable Value Fund		$712,898
Bank of New York Mellon	AGG Bond Index Fund		116,967
Bank of New York Mellon	Intl Stock Index Fund		78,944
State Street	S&P 500 Index Fund		160,330

Mutual funds:
American Beacon	Large Cap Fund		464,292
American Beacon	Mid Cap Value Fund		357,555
American Funds	EuroPacific Fund		323,248
American Century	Inflation Adjusted Bond Fund		85,993
Hartford	Small Cap Growth HLS IB		315,593
Columbia	Small Cap Value Fund		232,089
Oppenheimer	Developing Market Fund		125,362
T. Rowe Price	Mid-Cap Core Growth Fund		211,649
T. Rowe Price	Institutional Large Cap Growth Fund		616,973
T. Rowe Price	Total Equity Market Index Fund		65,410
Virtus	Real Estate Securities Fund		6,363
BlackRock	Equity Dividend Fund		275,170
Deutsche	Enhanced Commodity Strategy Fund		2,022
Metropolitan West	Total Return Bond		404,690

* Southern National Bancorp of Virginia, Inc.	Common stock, 69,079 shares		1,107,336

Fidelity	Money market fund		53,286

* Participant loans***	Maturing through 2021, interest rates ranging from 3.50% to 4.50%, collateralized by participant accounts	-	38,810

		$-	$5,754,980

*	Party-in-interest
**	Cost information omitted for participant-directed accounts.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

See accompanying report of independent registered public accounting firm.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Southern National Bancorp of Virginia, Inc., as Plan Administrator of the VBA Defined Contribution Plan for Sonabank, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VBA DEFINED CONTRIBUTION PLAN
FOR SONABANK
By: Southern National Bancorp of Virginia, Inc.,
Plan Administrator

DATE: June 29, 2018	/s/ Joseph D. Pennington
Joseph D. Pennington
Chief Financial Officer

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Exhibit Index

Exhibit 23.1	Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm dated June 29, 2018

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